Exhibit 99.1

Japan’s Hosiden Corporation Collaborates with Valens Semiconductor and Joins the Expanding MIPI A-PHY Ecosystem

The Japanese global provider of automotive electronic equipment components is focused on safety, supporting Electromagnetic Compatibility (EMC) requirements, and reducing the weight of the car body

HOD HASHARON, Israel, February 23, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today announced that Hosiden Corporation (6804:JP), a comprehensive electronic component manufacturer, and a global player in the automotive equipment component industry, has completed the validation of Hosiden’s connectors and cables with Valens Semiconductor’s VA7000 chipset, the first in the industry MIPI A-PHY-compliant chipset family. This new milestone further demonstrates the strong momentum the MIPI A-PHY standard and the VA7000 are gaining in the automotive market in Japan.

Hosiden, uniquely positioned as an automotive Tier 1 and Tier 2 company, manufactures and sells high-speed connectors for use in high-speed digital signal transmission, and for Electric Vehicles (EV). The company also serves the medical and industrial markets.

Due to harness density and length, today’s car architecture has been pushed to its limits of space, weight, and complexity. The ability to use unshielded cables and low-cost simple connectors in a plug and play format using Valens Semiconductor VA7000 MIPI A-PHY compliant chipsets delivers reduced total system cost and an efficient solution for car makers.

“We are happy that Hosiden has joined the growing MIPI A-PHY ecosystem in Japan. This is an important milestone and follows the validation by the Japan Automotive Software Platform and Architecture (JASPAR) organization of the MIPI A-PHY specification for its network of Japanese OEMs and Tier 1s announced just a few months earlier,” said Gideon Kedem, Senior Vice President and Head of Automotive at Valens Semiconductor. “Valens Semiconductor’s VA7000 offers an unmatched combination of high-speed connectivity, bandwidth, enhanced EMC, and error free links with fundamentally zero latency, all of which are key to the evolution of ADAS and in-vehicle time sensitive applications.”

“We are excited to be part of the innovative MIPI A-PHY ecosystem, which we believe will be an important step in Hosiden’s journey as we pursue the development of growth markets and customers on a global scale, by proposing new products and technologies enabled by this advanced standard,” said Mr. Hayato Kondo, R&D Section Manager at Hosiden Corporation. “We intend to continue to support our customers through highly original technologies and high-value-added products, which meet the growing demands for ADAS. As a manufacturer of automotive electronic equipment components, our collaboration with Valens Semiconductor will enable us to boost our focus on ADAS, support EMC requirements, and lower cars’ weight, by allowing us to deploy coax cables and connectors.”

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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SOURCE Valens Semiconductor